Cedar Realty Trust, Inc.

44 South Bayles Avenue

Port Washington, New York 11050-3765

May 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jim Lopez

Re:	Cedar Realty Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-252990)

Request for Acceleration of Effective Date

Dear Mr. Lopez:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cedar Realty Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Amendment No. 1 to Registration Statement on Form S-3 and declare Amendment No. 1 to Registration Statement effective as of 4:00 p.m., Eastern time, on May 12, 2021, or as soon thereafter as possible. The Company also requests the Commission to confirm such effective date and time in writing.

Sincerely, CEDAR REALTY TRUST, INC.

By:	/s/ Philip R. Mays

Name:	Philip R. Mays
Title:	Chief Financial Officer